UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date March 28, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Strategy and Finance VP

March 28, 2025
Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES THE PUBLICATION OF INFORMATION ON CHANGES IN THE CORPORATE STRUCTURE

Today Bancolombia S.A. (“Bancolombia”) posted certain informational materials for investors to its website in respect of the previously announced changes to modify the corporate structure of Bancolombia, its affiliates and subsidiaries by creating a holding company named Grupo Cibest S.A. and the completion of a series of corporate transactions (the Corporate Structure Changes) and such materials are included in this Form 6-K.

The contents of this Form 6-K are hereby incorporated by reference into Bancolombia’s Registration Statement on Form F-4 (Registration Number: 333-283549) and any prospectus outstanding under such Registration Statement.

Explanatory presentation
Video script

The mentioned information can be consulted at: https://www.grupobancolombia.com/investor-relations/investors/grupo-cibest

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy andf Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

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